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                                                                    Exhibit 99.2

INDEPENDENT ACCOUNTANT'S REPORT



To the Board of Directors of Bay View Credit and
Bankers Trust Company, Trustee

We have examined the accompanying management assertion (see Attachment) about Bay View Credit's ("BVC", previously California Thrift & Loan) compliance with the minimum servicing standards identified in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers as of December 31, 1997 and for the period from January 29, 1997 to December 31, 1997, to the extent that such servicing standards are applicable to the servicing obligations set forth in the Bay View RA-1 Auto Trust Pooling and Servicing Agreement dated January 29, 1997. Management is responsible for BVC's compliance with those applicable minimum servicing standards. Our responsibility is to express an opinion on management's assertion about BVC's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about BVC's compliance with the applicable minimum servicing standards and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on BVC's compliance with the minimum servicing standards.

In our opinion, management's assertion that BVC complied with the applicable aforementioned minimum servicing standards as of December 31, 1997 and for the period from January 29, 1997 to December 31, 1997 is fairly stated, in all material respects.

/s/ Deloitte & Touche LLP


San Francisco, California
March 25, 1998
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                                   ATTACHMENT

                              MANAGEMENT ASSERTION



March 23, 1998

Deloitte & Touche LLP
50 Fremont Street
San Francisco, California  94105

As of December 31, 1997 and for the period from January 29, 1997 to December 31, 1997, Bay View Credit ("BVC", previously California Thrift & Loan) has complied in all material respects with the minimum servicing standards set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers ("USAP"), to the extent that such servicing standards are applicable (see below) to the servicing obligations set forth in the Bay View RA-1 Auto Trust Pooling and Servicing Agreement dated January 29, 1997 (the "Agreement").

The following minimum servicing standards are applicable to the Agreement. For the purposes of this presentation, the USAP's reference to "mortgage" has been replaced with "motor vehicle loan" and "mortgagor" has been replaced with "borrower".

USAP
REFERENCE MINIMUM SERVICING STANDARD

I.1 Reconciliations shall be prepared on a monthly basis for all custodial bank accounts and related bank clearing accounts. These reconciliations shall:
                .  be mathematically accurate;
                . be prepared within forty-five (45) calendar days after the cutoff date;
                . be reviewed and approved by someone other than the person who prepared the reconciliation; and
                . document explanations for reconciling items. These reconciling items shall be resolved within ninety (90) calendar days of their original identification.

I.2 Funds of the servicing entity shall be advanced in cases where there is an overdraft in an investor's or a borrower's account.

I.3 Each custodial account shall be maintained at a federally insured depository institution in trust for the applicable investor.

II.1 Motor vehicle loan payments shall be deposited into the custodial bank accounts and related bank clearing accounts within two business days of receipt.

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II.2      Motor vehicle loan payments made in accordance with the borrower's loan documents shall be posted to the applicable borrower records within two business days of receipt.

USAP
REFERENCE MINIMUM SERVICING STANDARD

II.3 Motor vehicle loan payments shall be allocated to principal, interest, insurance, taxes or other escrow items in accordance with the borrower's loan documents.

II.4 Motor vehicle loan payments identified as loan payoffs shall be allocated in accordance with the borrower's loan documents.

III.1 Disbursements made via wire transfer on behalf of a borrower or investor shall be made only by authorized personnel.

III.2 Disbursements made on behalf of a borrower or investor shall be posted within two business days to the borrower's or investor's records maintained by the servicing entity.

III.5 Amounts remitted to investors per the servicer's investor reports shall agree with canceled checks, or other form of payment, or custodial bank statements.

IV.1 The servicing entity's investor reports shall agree with, or reconcile to, the records of borrowers with respect to the unpaid principal balance on a monthly basis.

V.1 The servicing entity's motor vehicle loan records shall agree with, or reconcile to, the records of borrowers with respect to the unpaid principal balance on a monthly basis.

VI.1 Records documenting collection efforts shall be maintained during the period a loan is in default and shall be updated at least monthly. Such records shall describe the entity's activities in monitoring delinquent loans including, for example, phone calls, letters and motor vehicle loan payment rescheduling plans in cases where the delinquency is deemed temporary (e.g., illness or unemployment).


Sincerely,

/s/ Michael Benavides
---------------------
Michael Benavides
Vice President and Controller
Bay View Credit


/s/ Bob Teh
--------------------------
Bob Teh
Senior Vice President and Controller
Bay View Capital Corporation

/s/ Scott H. Ray
--------------------------
Scott H. Ray
Senior Vice President and Chief Financial Officer
Bay View Bank

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